

05043496



VF 6-29-05

AM 6-28-2005

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-32361 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING May 1, 2004 (MM/DD/YY) AND ENDING April 30, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenneth, Jerome & Co., Inc

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

147 Columbia Turnpike
(No. and Street)

Florham Park (City) NJ (State) 07932-0038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Kaplon 973-966-6669
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph D. Kremer C.P.A.
(Name — if individual, state last, first, middle name)

24 Chesley Rd. (Address) Marstons Mills (City) MA (State) 02648 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

# OATH OR AFFIRMATION

I, Robert Kaplon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenneth Jerome & Co Inc, as of April 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

ROSEMARIE RODOLA
A Notary Public Of New Jersey
My Commission Expires Aug. 26, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JOSEPH D. KREMER & CO.

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

June 15, 2005

Kenneth Jerome & Co., Inc.
147 Columbia Turnpike
Florham Park, NJ 07932

## INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Kenneth Jerome & Co , Inc. as of April 30, 2005, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenneth Jerome & Co, Inc. as of April 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Joseph D. Kremer & Co.
Certified Public Accountants

**KENNETH JEROME & CO., INC.**
**STATEMENT OF FINANCIAL CONDITION**
**APRIL 30, 2005**

## ASSETS

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash in Banks - Unrestricted | $ 147,339.24 | |
| Cash Deposit - At Clearing Broker | 50,000.00 | |
| Commissions Receivable | 3,670.05 | |
| Securities - F.M.V. | -0- | |
| Prepaid Taxes | -0- | |
| Total Current Assets | | $201,009.29 |
| **Fixed Assets** | | |
| Office Equipment - Net of Depreciation | | 2,615.38 |
| **Other Assets** | | |
| Sundry Recievable - Net | | 14,162.29 |
| TOTAL ASSETS | | 217,786.96 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accrued Expenses | 8,210.00 | |
| Payroll Taxes Payable | -0- | |
| Income Taxes Payable | -0- | |
| Total Liabilities | | 8,210.12 |
| **Shareholders' Equity** | | |
| Common Stock | 370.00 | |
| Additional Paid-In Capital | 104,626.19 | |
| Retained Earnings | 104,580.65 | |
| Total Shareholder's Equity | | 209,576.84 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 217,786.96 |

The accompanying notes are an integral part of the financial statement.

## KENNETH JEROME & CO., INC.

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

## FOR THE PERIOD ENDED APRIL 30, 2005

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Shareholders' Equity |
|---|---|---|---|---|---|
| BALANCE MAY 1, 2004 | 373,814 | $ 374 | $ 104,626 | $ 88,775 | $ 193,775 |
| Decreases During the Period | 3,814 | ( 4) | | | ( 4) |
| Net Profit for the Period | | | | 15,806 | 15,806 |
| BALANCE APRIL 30, 2005 | 370,000 | 370 | 104,626 | 104,581 | 209,577 |

**KENNETH JEROME & CO., INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED APRIL 30, 2005**

| | | |
|---|---|---|
| **Revenue** | | |
| Commission Income | $ 475,582.33 | |
| Interest and Dividends | 2,095.52 | |
| Total Revenue | | $ 477,677.85 |
| **Operating Expenses** | | |
| Salaries of Principals | 143,063.00 | |
| All Other Operating Expenses | 318,809.37 | |
| Total Operating Expenses | | 461,872.37 |
| NET (LOSS) | | 15,805.48 |

**KENNETH JEROME AND CO., INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED APRIL 30, 2005**

| | | |
|---|---|---|
| **Cash Flows from Operations** | | |
| Net Income | | $ 15,805.48 |
| **Adjustments to Reconcile Net Income to Net Cash Provided - Depreciation** | 1,518.00 | |
| **Changes in Operating Assets and Liabilities** | | |
| **Decrease (Increase) in Assets** | | |
| Commissions Receivable | $ 2,538.76 | |
| Securities - Cost | 2,500.00 | |
| Prepaid Taxes | 200.00 | |
| Sundry Receivable | 10,000.00 | |
| **Increase (Decrease) in Liabilities:** | | |
| Accrued Expenses | ( 4,079.81) | |
| **Investment in Fixed Assets** | -0- | |
| **Decrease in Retained Earnings** | ( 337.00) | |
| **Total Adjustments** | | 12,339.95 |
| Net Increase in Cash and Cash Equivalents | | 28,145.43 |
| Cash and Equivalents - Beginning of Year | | 169,103.81 |
| Cash and Equivalents - End of Year | | 194,339.24 |

**KENNETH JEROME & CO., INC.**
**NOTES TO FINANCIAL STATEMENT**
**APRIL 30, 2005**

NOTE A - **Summary of Significant Accounting Policies**

Kenneth Jerome & Co., Inc. is engaged in the securities business, operating one office in Florham Park, New Jersey

1. **Method of Accounting**

The accompanying financial statements have been prepared using the accrual method of accounting. Revenue is recognized at the time a transaction is made. The Company operates under a clearing agreement with a member firm of the New York Stock Exchange.

2. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Office Fixtures and Equipment and Depreciation**

Office fixtures and equipment is recorded at cost. Depreciation for 2004 amounted to $1518 and is computed on the straight-line method.

4. **Income Taxes**

There is no difference between book income tax expense and tax return income tax expense.

5. **Concentration of Risk**

There are no concentration of risk issues.

## KENNETH JEROME & CO., INC.
## NOTES TO FINANCIAL STATEMENT
## APRIL 30, 2005

NOTE B - **Long-Term Leases**

The Company occupies premises at 147 Columbia Turnpike in Florham Park, New Jersey under a lease that expires on March 31, 2008. Rental obligations for the years ended after April 30, 2005, is as follows:

| | |
|---|---|
| Year Ended April 30, 2006 | $ 22,137.24 |
| Year Ended April 30, 2007 | 22,137.24 |
| Year Ended April 30, 2008 | 20,292.47 |

Management anticipates renewing the lease will not be a problem, and that the Company will continue business in its present location.

**KENNETH JEROME & CO., INC.**

**NET CAPITAL**

**APRIL 30, 2005**

| | |
|---|---|
| **ASSETS** | |
| Cash in Bank - Unrestricted | $ 147,339 |
| Commissions Receivable | 3,670 |
| Cash Deposits - Clearance | 50,000 |
| Securities - F.M.V. | -0- |
| Total Assets - Allowable | 201,009 |
| **LIABILITIES** | 8,210 |
| Net Capital Before Haircuts | 192,799 |
| HAIRCUTS | -0- |
| Net Capital | 192,799 |
| Net Capital Requirement | 100,000 |
| Excess Net Capital | 92,799 |

# JOSEPH D. KREMER & CO.

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

June 15, 2005

Kenneth Jerome & Co., Inc.
147 Columbia Turnpike
Florham Park, NJ 07932

Gentlemen:

We have audited the "Net Capital Computation" and the "Computation of 15c3-3 Reserve Requirements" and find no material differences.



Joseph D. Kremer & Co.
Certified Public Accountants

JDK:lak

**KENNETH JEROME & CO., INC.**

**SUPPLEMENTAL INFORMATION**

**APRIL 30, 2005**

The Company, as an Introducing Broker - Dealer, claims exemption from Rule 15c3-3 under Section K (2) (b) of such Rule.

The Company is a member of SIPC and has filed the form and paid the assessment required thereon.

Under NASD Notice to Members 89-25, the Company claims waiver of the preparation of the Supplemental Accountant's Report regarding SIPC membership.

# JOSEPH D. KREMER & CO.

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 1173
MOUNTAINSIDE, NJ 07092
(908) 789-8494
FAX (508) 420-7331

195 G HERRING RUN PLACE
POST OFFICE BOX 533
MARSTONS MILLS, MA 02648
(508) 420-7110
FAX (508) 420-7331

June 18, 2005

Board of Directors
Kenneth Jerome, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Kenneth Jerome, Inc. (the Company), for the year ended April 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness and net c capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures

referred to above, error or fraud may occur and not be detected. Also, projection of any evolution of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2005, to meet the SEC's objectives. We did, however, make a recommendation to the Company with regard to record keeping of wire transfers.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the N.A.S.D. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph D. Kremer & Co.
Mountainside, New Jersey

JDK:lak